Securities and Exchange Commission

Washington, DC 20549

Form 11-K

Annual Report

Pursuant To Section 15(d) Of The

Securities And Exchange Act Of 1934

For The Fiscal Year Ended December 31, 2003

The Solae Savings Investment Plan

(Full title of plan)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 Market Street

Wilmington, Delaware 19898

(Name And Address Of Principal Executive Office Of Issuer)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under The Solae Savings Investment Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

The Solae Savings Investment Plan

Dated: June 25, 2004

BY:	/s/ Terry Fox
Vice President & Chief Financial Officer

The Solae Savings Investment Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Solae Savings Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Solae Savings Investment Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 25, 2004

The Solae Savings Investment Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2003	2002
Investments, at fair value
Money Market Funds	$9,706,034	$10,838,276
Registered Investment Companies	40,355,509	23,815,529
Common/Collective Trusts	10,151,902	2,065,073
Company Stock Funds	12,204,828	13,156,180
Participant Loans	2,997,936	2,230,953

Total Investments	75,416,209	52,106,011

Receivables
Employer Contributions	—	149,020
Participant Contributions	—	211,425

Total Receivables	—	360,445

Net assets available for benefits	$75,416,209	$52,466,456

The accompanying notes are an integral part of these financial statements.

The Solae Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions
Investment income:
Interest and dividend income, investments	$1,370,599	$1,097,096
Interest income, participant loans	197,264	170,769
Net appreciation (depreciation) in fair market value	8,514,476	(5,666,586)

	10,082,339	(4,398,721)

Contributions:
Employer	4,610,943	3,170,886
Participant	5,947,996	4,749,600
Rollovers	6,640,766	140,095

	17,199,705	8,060,583

Total additions	27,282,044	3,661,862

Deductions
Payment of benefits	4,291,394	2,418,698
Administrative expenses	40,897	19,112

Total deductions	4,332,291	2,437,810

Net increase (decrease)	22,949,753	1,224,052

Net assets available for plan benefits:
Beginning of period	52,466,456	51,242,404

End of period	$75,416,209	$52,466,456

The accompanying notes are an integral part of these financial statements.

The Solae Savings Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Solae Savings Investment Plan (formerly the “DuPont Protein Technologies Savings Investment Plan” prior to April 1, 2003), (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined-contribution plan covering all domestic regular full-time and part-time sales, administrative and clerical, production and maintenance employees of Solae, LLC (formerly known as DuPont Protein Technologies, Inc.) (the “Company”). Participants may contribute to the Plan upon enrollment; however, one year of covered service is required in order to receive Company matching contributions (see “Contributions” below). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Solae, LLC was formed in April of 2003 as an alliance between E. I. du Pont de Nemours and Company (DuPont) and Bunge Limited. Former employees of Bunge Limited who are now employees of Solae, LLC can participate in this Plan and may rollover their existing balance from the Bunge plan if they so desire.

The Plan is administered by the Company. Vanguard Fiduciary Trust Company (“VFTC”) is the Trustee of the assets of the Plan. As Trustee, VFTC has the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and the trust agreements.

Contributions

Effective March 1, 2003, participants may designate 1 percent to 50 percent of their eligible earnings up to the annual maximum amount as stated by the Internal Revenue Service (IRS) for deposit in the Plan. Participants who are or will attain age 50 by the end of the plan year may elect to contribute an additional 50% of their eligible compensation as before tax catch-up contributions.

Prior to this amendment, participants could contribute from 2 percent to 12 percent of annual compensation on a pre-tax basis, or up to 10 percent of compensation on an after-tax basis with a combined total not to exceed 15 percent of compensation. Contributions to the plan are subject to certain limits imposed by the IRS and the Plan terms.

Before-tax contributions up to 6 percent of the participant’s compensation are matched 100 percent by the Company after one year of service. Effective April 1, 2003, such matching contributions are invested according to each participant’s investment allocations. Prior to that time, such matching contributions were made to the DuPont Stock Fund (See Note 3).

The Solae Savings Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of any administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion of their accounts plus actual earnings thereon occurs upon the participant’s completion of three years of credited service.

Participant Loans

Participants may borrow from their fund accounts subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50 percent of the vested amount in the participant’s account, reduced by other outstanding participant loan balances on the date of the loan. The minimum loan amount is $1,000. Participants pay interest on such loans at a fixed rate of 1 percentage point above the prime rate on the date of the loan. The maximum loan period is 5 years for general purpose loans and 10 years for principal residence loans. Loan repayments are made through a payroll deduction each pay period. A promissory note in the amount of the loan must be delivered to VFTC, and in the event of the participant’s termination, the unpaid balance and accrued interest become due immediately and payable in full. Interest rates at December 31, 2003 range from 5.00% to 10.50%.

Payment of Benefits

Upon termination, death, or disability, a participant will receive a lump-sum distribution equal to the vested value of the participant’s account, unless the participant had elected payment of the benefit in the form of a life annuity. Plan withdrawals of before-tax contributions may be made prior to termination or retirement for cases of financial hardship or at the age of 59 ½. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan administrator. After-tax contributions and earnings thereon may be withdrawn at any time.

Forfeited Accounts

Forfeitures, net of amounts restored accounts, are used to reduce future Company contributions required under the Plan. Forfeitures of $2,430 and $165,000 were used to offset Company contributions during the years ended December 31, 2003 and 2002, respectively. At December 31, 2003 and 2002, forfeited non-vested accounts totaled $50,357 and $51,916, respectively.

Upon the participant’s termination of employment, any Company matching contributions and earnings thereon which are not vested will be forfeited, but will be restored and eligible for additional vesting if the participant again becomes an eligible employee within five years after termination and completes the required years of service.

The Solae Savings Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2003 and 2002, the Plan paid $40,897 and $19,112, respectively in administrative expenses of the Plan including various plan recordkeeping fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

Plan Termination

The Company may, by action of its Board of Directors, terminate the Plan. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to Plan provisions and applicable law, the total amount in each participant’s account shall be distributed to the participant or for the participant’s benefit.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

The following accounting policies, which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company Stock Funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Common/Collective trusts are valued at net unit value as determined by the trustee at year end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the financial statements. Actual results could differ from those estimates.

The Solae Savings Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

NOTE 3 – INVESTMENTS

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2003 and 2002 were as follows:

	Year Ended December 31,
	2003	2002
Vanguard Federal Money Market Fund	$9,706,034	$10,838,276
Vanguard 500 Index Fund Investors Shares	14,888,412	9,860,126
Vanguard Explorer Fund	4,571,072	2,069,564
Vanguard Wellington Fund Investor Shares	9,459,638	5,152,171
Vanguard Windsor II Fund Investor Shares	9,033,199	5,287,777
Vanguard Retirement Savings Trust	10,151,902	2,065,073
DuPont Stock Fund	12,065,147	13,047,049

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2003	2002
Registered Investment Companies	$7,466,085	$(5,546,456)
Company Stock Funds	1,048,391	(120,130)

Net appreciation (depreciation) in fair market value of investments	$8,514,476	$(5,666,586)

NOTE 4 – CONOCOPHILLIPS STOCK FUND

On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont’s 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont Company stock, which were held in their participant accounts in the DuPont Stock Fund. For each share of DuPont common stock exchanged, the participant received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Stock Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants’ accounts based upon their current investment elections. On August 30, 2003,

The Solae Savings Investment Plan

Notes to Financial Statements

For the Years Ended December 31, 2003 and 2002

the Conoco Stock Fund became the ConocoPhillips Stock Fund. The balance of the ConocoPhillips Stock Fund was $139,681 and $109,131 at December 31, 2003 and 2002, respectively.

NOTE 5 – TAX STATUS

The Internal Revenue Service determined and informed the Company by letter dated April 24, 2000, covering amendments through April 20, 2000, that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(a). Although the Plan has subsequently been amended, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds managed by an affiliate of VFTC. VFTC acts as trustee for investments as defined by the Plan. DuPont, as the parent company of the Company, is a related party to the Plan. The Plan offers the DuPont Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

The Solae Savings Investment Plan	Schedule I
Schedule of Assets (Held at End of Year)
Attachment to Form 5500, Schedule H, Part IV, line i

	Identity of Issue	Investment Type	Current Value
*	Vanguard Federal Money Market Fund	Money Market Fund	$9,706,034
*	Vanguard 500 Index Fund Investors Shares	Registered Investment Company	14,888,412
*	Vanguard Explorer Fund	Registered Investment Company	4,571,072
*	Vanguard International Growth Fund	Registered Investment Company	2,403,188
*	Vanguard Wellington Fund Investor Shares	Registered Investment Company	9,459,638
*	Vanguard Windsor II Fund Investor Shares	Registered Investment Company	9,033,199

		Total Registered Investment Company	40,355,509

*	Vanguard Retirement Savings Trust	Common/Collective Trust	10,151,902

*	DuPont Stock Fund	Company Stock Fund	12,065,147
	ConocoPhillips Stock Fund	Company Stock Fund	139,681

		Total Company Stock	12,204,828

*	The Solae Savings Investment Plan	Participant Loans (5%-10.5%)	2,997,936

Total assets (held at end of year)			$75,416,209

*	Party in Interest